

January 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: EA Series Trust
        Issuer CIK: 0001592900
        Issuer File Number: 333-195493 / 811-22961
        Form Type: 8-A12B
        Filing Date: January 21, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of MRBL Enhanced Equity ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications